UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OF 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

CONCHA Y TORO WINERY INC.

(Translation of registrant’s name into English)

CASILLA 213
AVDA. NUEVA TAJAMAR 481,
TORRE NORTE, PISO 15
SANTIAGO, CHILE

(Address of principal executive offices)

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

Yes ☐  No ☒

EXPLANATORY NOTE

The Company attaches a revised press release dated July 9, 2009 as Exhibit 99.1, correcting the amounts disclosed under “Total Sales - Ac. June 2008” and “Other - Ac. June 2008” and related percentage changes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIÑA CONCHA Y TORO S.A.

By:	/s/ OSVALDO SOLAR V.

Name : Osvaldo Solar V.
Title : Gerente de Administracion y Finanzas /
Administration and Finance Manager
(Chief Financial Officer)

Date: July 10, 2009